September 20 , 2021 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities, Service Newfoundland & Labrador Office of the Superintendent of Securities, Government of Prince Edward Island Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities Nunavut Securities Office We refer to the short form prospectus supplement of Docebo Inc. (the Company) dated September 20, 2021 (to the Short Form Base Shelf Prospectus dated October 22, 2020) relating to the secondary offering of 1,000,000 common shares of the Company. We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus supplement, of our report dated March 10, 2021 to the Board of Directors and Shareholders of the Company on the following consolidated financial statements: ● the consolidated statements of financial position as at December 31, 2020 and 2019; ● the consolidated statements of loss and comprehensive loss for the years then ended; ● the consolidated statements of changes in shareholders’ equity (deficiency) for the years then ended; ● the consolidated statements of cash flows for the years then ended; and ● the notes to the consolidated financial statements, which include a summary of significant accounting policies. We report that we have read the short form prospectus supplement dated September x, 2021 (and the Short Form Base Shelf Prospectus dated October 22, 2020) and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance. Chartered Professional Accountants, Licensed Public Accountants PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: 416 863 1133, F:416 365 8215, www.pwc.com/c a “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.